Filed by Corporate Capital Trust II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust II

File No. of Related Registration Statement: 333-232556

Slide 1: Your vote is needed!

As a shareholder of FS Investment Corporation II, III, IV or Corporate Capital Trust II, you should have received a package in the mail containing voting instructions related to the previously announced mergers and liquidity plan for the funds.

This short video helps explain the key proposals and how you can vote your shares online, by mail or over the phone.

Slide 2: Overview

You’re being asked to approve proposals related to the mergers of FSIC III, FSIC IV and CCT II into FSIC II as part of a three-step process that is planned to result in a public listing of a single fund on the New York Stock Exchange.

The first step is to merge the funds to create a single business development company with over $9 billion in assets. We expect the mergers to close in the fourth quarter of this year, subject to shareholder approval and the satisfaction of other closing conditions. The combined company will be renamed FS KKR Capital Corp. II.

Next, we plan to recapitalize FS KKR Capital Corp. II by issuing preferred stock, representing approximately 20% of the combined company’s net asset value, to all shareholders. This means that, following the recapitalization, approximately 80% of your investment’s value will be in common shares of FS KKR Capital Corp. II, and the remaining 20% will be in preferred shares.

Finally, subject to market conditions and board approval, we intend to list FS KKR Capital Corp. II’s common shares on the New York Stock Exchange by the end of March 2020. The preferred shares are not expected to have an active secondary market at the time they’re issued or shortly after.

Slide 3: Why vote?

Your vote for the proposals will help ensure four things happen.

One, that the mergers close by year-end so a public listing may occur by the end of March 2020.

Two, that shareholders of each fund receive shares of the combined company equal in value immediately after the mergers to the shares they currently hold in the funds.

Three, that shareholders own a more diversified portfolio.

And four, that the combined company will be able to reduce expenses.

Slide 4: Please vote today!

Your voice matters! The annual stockholder meeting for each of the funds will be held on November 6, 2019. Unless you plan to attend in person, please vote by proxy as soon as possible. Voting now will help save time and energy by avoiding additional mailings and calls.

You can vote your shares in one of three easy ways: by computer, phone or mail.

You can fill out and send the proxy card you received in the mail.

You can visit www.proxyvote.com and vote now if you have your control number handy. It appears on your proxy card.

If you don’t have your control number handy, or need assistance voting, please call toll-free 1-833-868-3374 and one of our agents will be happy to help you cast your vote.

If you’d like more information about the merger and liquidity plan, please visit www.FSproxy.com.

Your vote is needed Information about your investment and what you need to do

1 Merge non-traded funds 2 Recapitalize combined entity1 3 List common equity on New York Stock Exchange 1. Assumes $1 billion issuance of preferred equity to the holders of the combined entity. Exact amount will be determined by the combined company’s board of directors. Overview FS KKR Capital Corp. II Common equity (80% of net asset value) Preferred equity (20% of net asset value) FSIC II FSIC III FSIC IV CCT II

Your vote FOR the proposals will help ensure: The mergers close by the end of the year so the combined company’s shares may be listed on the New York Stock exchange by the end of Q1 20201 Shareholders of each fund receive shares of the combined company equal in value Shareholders own a more diversified portfolio The ability for the combined company to create operational synergies 1. Subject to market conditions and board approval Why vote?

The annual shareholder meeting for each fund will be held on November 6, 2019. Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone or mail. Simply follow the instructions enclosed with your proxy mailing. To the right, you can see where you can find your unique Control Number. If you have any questions or need assistance, please call 1-833-868-3374 (toll-free). 3 ways to vote today: For more information, visit FSproxy.com Please vote today! By Computer Visit www.proxyvote.com By Phone Call 1-800-690-6903 By Mail Return your completed ballot in the postage-paid envelope provided

Forward-Looking Statements Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and Corporate Capital Trust II (collectively, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, failure to realize the anticipated benefits of the business combination transaction involving the Funds, failure to consummate the recapitalization transaction and failure to list the common stock of the combined entity on a national securities exchange. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and are also be contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Additional Information and Where to Find It This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14 (File No. 333-232556) filed with the SEC on August 8, 2019, which includes a joint proxy statement of the Funds and a prospectus of FSIC II (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from FSIC II’s website, CCT II’s website, FSIC III’s website and FSIC IV’s website, each at www.fsinvestments.com. Participants in the Solicitation The Funds and their respective directors and trustees, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, Franklin Square Holdings, L.P. (which does business as FS Investments), KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above. Disclosures